Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
Securities and Exchange Commission
Washington, D.C. 20549

Re: ValueSetters, Inc.
Form 10-K for the Year Ended April 30, 2017
Filed September 8, 2017
Form 10-Q for the period Ended October 31, 2017
Filed December 14, 2017
File No. 0-55036

Dear Ms. Raminpour:

We are in receipt of your letter dated February 6, 2018.

Please be advised that during our quarter ended October 31, 2017, we had two transactions in which debt was exchanged for common stock. We renegotiated terms with our senior secured lender, a related party, and with a term lender who was not a related party.

As noted in the guidance in ASC 850-10-60-3 and ASC 470-50-40-2, we treated the gain on the debt reduction with the **related-party lender** as a capital transaction. In Note 4, to our October 31, 2017 financial statements, in referring to the debt reduction with our related-party lender, we say that:

Consequently, upon issuance of the 44,198,246 shares, the Company recorded an increase of $44,198 in common stock and $408,833 in capital in excess of par value.

Later in Note 4, we address the debt settlement of **a separate note with a non-related party** and we disclose that:

The total number of shares issued of 52,301,100 were valued at a total of $130,753 for the settlement of obligations of $443,011, resulting in a gain on debt settlement of $312,259 in the three-month period ended October 31, 2017.

The $312,259 gain for the three months ended October 31, 2017 is shown in the three-month Statement of Operations. In the six-month Statement of Operations we report a net gain on debt settlement of $299,964, which you refer to in your letter. The net gain on debt settlement, for the six-months ended October 31, 2017, is the result of a loss on debt conversion of $12,295 in the three-months ended July 31, 2017, plus the $312,259 gain on debt conversion in the three-months ended October 31, 2017. These transaction were not made with a related party.

Based upon the information we have provided, and on the fact that we did report the debt extinguishment with a related party as a capital transaction, we believe that there is no need to revise the financial statements. Also, we will correct future filings to eliminate any ambiguity in our footnote disclosure of our settlement transactions with various lenders.

Sincerely,

Coreen S. Kraysler

Coreen S. Kraysler, CFA
Chief Financial Officer
ValueSetters, Inc.
745 Atlantic Avenue
Boston, MA 02111